345 Park Avenue New York, NY 10154-1895	Direct Main Fax	212.407.4866 212.407.4000 212.407.4990

Via Edgar

May 16, 2025

Babette Cooper

Kristina Marrone

Division of Corporation Finance

U.S. Securities and Exchange Commission

Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549

Re:	Blueport Acquisition Ltd Draft Registration Statement on Form S-1 Submitted April 9, 2025 CIK No. 0002064177

Dear Ms. Cooper and Ms. Marrone:

On behalf of our client, Blueport Acquisition Ltd, a Cayman Islands exempted company (the “Company”), we submit to the staff (the “Staff”) of the U.S. Securities and Exchange Commission this letter setting forth the Company’s response to the comments contained in the Staff’s letter dated May 6, 2025, regarding the Company’s Draft Registration Statement on Form S-1.

For the Staff’s convenience, we have repeated below the Staff’s comment in bold, and have followed each comment with the Company’s response. In response to the Staff’s comments, the Company is filing via Edgar a revised registration statement on Form S-1 (the “Registration Statement”) simultaneously with the submission of this response letter.

Draft Registration Statement on Form S-1 submitted April 9, 2025

Cover Page

1.	In the fifth paragraph where you discuss your amended and restated memorandum and articles of association, please revise your cross-reference to further discussion in the Summary on certain limitations on redemption rights, as we are unable to locate the disclosure that you have cross-referenced. In addition, please expand to disclose the $5,000,001 net tangible asset requirement, as you discuss on page 68 and elsewhere. See Item 1602(a)(2) of Regulation S-K.

Response: The disclosure on the cover page of the Registration Statement has been revised to address the Staff’s comment.

Prospectus Summary
Terms of Rights, page 14

2.	Please revise here and elsewhere as appropriate to reconcile your disclosure that each unit consists of one right to receive one-sixth (1/6) of one Class A ordinary share, with your disclosure that holders must hold rights in multiples of seven in order to receive shares for all of their rights.

Response: The disclosure on pages 14, 106 and 110 of the Registration Statement has been revised to address the Staff’s comment.

Redemption of Public Shares and Liquidation if no business combination, page 22

May 16, 2025

3.	We note your disclosure that you may seek shareholder approval to amend your amended and restated memorandum and articles of association to extend the date by which you must consummate your initial business combination. Please expand to disclose any limitations on extensions, including the number of times. See Item 1602(b)(4) of Regulation S-K.

Response: The disclosure on the cover page, pages 6, 9, 15, 16, 22, 23, 24, 26, 29, 30, 31, 33, 40, 44, 55, 56, 71, 85, 90, 103, 114, 115, F-7, F-8, F-12, and F-14 in the Registration Statement has been revised to address the Staff’s comment.

Risk Factors
Risks Associated with Our Business, page 30

4.	We note your disclosure on page 12 that in order to facilitate your initial business combination or for any other reason determined by your sponsor in its sole discretion, your sponsor may surrender or forfeit, transfer or exchange your initial shares, private units or any of your other securities, including for no consideration, as well as subject any such securities to earn-outs or other restrictions, or otherwise amend the terms of any such securities or enter into any other arrangements with respect to any such securities. Please add risk factor disclosure about risks that may arise from the sponsor transferring ownership of securities of the SPAC. For example, if true, highlight that the sponsor may remove itself as your sponsor before identifying a business combination. Address the consequences of such removal to the company’s ability to consummate an initial business combination, including that any replacement sponsor could have difficulty finding a target.

Response: A new risk factor has been added on page 31 of the Registration Statement to address the Staff’s comment.

We may issue additional ordinary or preferred shares or debt securities to complete a business combination . . . ,, page 33

5.	We note your disclosure that you may issue additional ordinary or preferred shares to complete a business combination. Please expand your disclosures to clearly disclose the impact to you and investors, including that the arrangements result in costs particular to the de-SPAC process that would not be anticipated in a traditional IPO. If true, disclose that the agreements are intended to ensure a return on investment to the investor in return for funds facilitating the sponsor’s completion of the business combination or providing sufficient liquidity.

Response: The disclosure on page on pages 33 and 34 of the Registration Statement has been revised to address the Staff’s comment.

Our rights agreement will designate the courts of the State of New York . . . ,, page 36

6.	Please revise to reconcile your disclosure regarding whether the exclusive forum provisions of your rights agreement will apply to suits brought under the Securities Act.

Response: The disclosure on page on page 36 of the Registration Statement has been revised to address the Staff’s comment.

Dilution, page 67

7.	Please present the percent of dilution to public shareholders in your tabular disclosures on pages 68 and 69.

Response: The disclosure on pages 68 and 69 of the Registration Statement has been revised to address the Staff’s comment.

May 16, 2025

8.	In the table on the bottom of page 70 we note “Total Consideration” as $62,367,900 instead of the aggregate of its components of $72,015,000. Please revise accordingly.

Response: The disclosure on page 70 of the Registration Statement has been revised to address the Staff’s comment.

9.	We note the tabular disclosures on the top of page 70 that do not appear to represent this offering in its entirety. Please revise accordingly.

Response: The disclosure on page 70 has been revised to address the Staff’s comment.

Principal Shareholders, page 102

10.	Please revise your disclosure to reflect the 299,000 Class A ordinary shares within the private units to be purchased by the sponsor, or advise.

Response: The disclosure on page on page 102 of the Registration Statement has been revised to address the Staff’s comment.

Note 2 - Summary of Significant Accounting Policies
Segment Reporting, page F-11

11.	Please tell us how you determined that your disclosure is compliant with the requirements of ASC 280-10-50. Reference is also made to ASU 2023-07.

Response: The disclosure on page F-15 of the Registration Statement has been revised to address the Staff’s comment.

Signatures, page II-4

12.	Please revise to indicate the signatures of the principal financial officer, the controller or principal accounting officer and a majority of the board of directors will sign in their respective capacities. See Instruction 1 to the Signatures section in Part II of Form S-1.

Response: The signature blocks on page on page II-4 of the Registration Statement have been revised to address the Staff’s comment

May 16, 2025

Please do not hesitate to contact Giovanni Caruso at (212) 407-4866 if you would like additional information with respect to any of the foregoing. Thank you.

Sincerely,

/s/ Giovanni Caruso
Giovanni Caruso

cc:	William Rosenstadt, Esq.